UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HD SUPPLY HOLDINGS, INC.

(Name of Subject Company)

HD SUPPLY HOLDINGS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

40416M105

(CUSIP Number of Class of Securities)

Dan S. McDevitt

General Counsel and Corporate Secretary

3400 Cumberland Boulevard

Atlanta, Georgia 30339

(770) 852-9000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Robert A. Profusek

R. Kenneth Boehner

Jones Day

1420 Peachtree Street, N.E., Suite 800

Atlanta, Georgia 30309-3053

(404) 581-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2020 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by HD Supply Holdings, Inc., a Delaware corporation (“HD Supply” or the “company”). The Schedule 14D-9 relates to the tender offer by Coronado Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Home Depot, Inc., a Delaware corporation (“Home Depot” or “Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 24, 2020, pursuant to which Purchaser has offered to purchase all of the outstanding shares of the company’s common stock (the “Shares”) at a purchase price of $56.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2020, and in the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

As previously disclosed, subsequent to the company filing the Schedule 14D-9 with the SEC, five lawsuits had been filed relating to the Offer and the Merger in federal and state courts by purported individual or trust shareholders against the company, its directors and, in two cases, Home Depot. The complaints generally allege that the Schedule 14D-9 and, in one case, the Schedule TO, misrepresent and/or omit certain purportedly material information and assert violations of Sections 14(e) and 14(d) of the Securities Exchange Act of 1934, rules thereunder or common law fraud and/or negligent misrepresentation or concealment. The alleged material misstatements and omissions relate to, among other topics, the company’s forecasts, Goldman Sachs’ financial analysis, the interests of directors and officers in the Offer and the Merger and events giving rise to the Offer and the Merger.

The company believes that these complaints lack merit. While the company believes that the disclosure set forth in the Schedule 14D-9 fully complied with applicable law, to moot certain of the plaintiffs’ disclosure claims, to avoid nuisance, potential expense and delay and to provide additional information to its Shareholders, the company has determined to voluntarily supplement the Schedule 14D-9 with the disclosure set forth in this Amendment. Nothing herein is or should be deemed to be an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Schedule 14D-9. To the contrary, the company denies all allegations in the complaints that any additional disclosure was or is required.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The subsection titled “Future Arrangements with Parent”, appearing on page 10 of the Schedule 14D-9, is amended and restated as follows (new language underlined, deleted language struck through):

“Future Arrangements ~~with Parent~~

Pursuant to the merger agreement, the directors of Purchaser as of immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and the officers of HD Supply as of immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office until his or her respective successor is duly elected or appointed and qualified, or his or her earlier death, resignation or removal, in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and the DGCL. Each of such directors is employed by Home Depot.

Parent informed HD Supply that it expects that Shane O’Kelly, Senior Vice President of Parent, will lead the business of HD Supply following the Offer. Joseph J. DeAngelo, the Chairman and Chief Executive Officer of HD Supply, will leave HD Supply, and be eligible to receive the compensation under arrangements between him and HD Supply disclosed in Items 3 and 8 of this Schedule 14D-9.

It is possible that Affected Employees, including the executive officers, will enter into new compensation agreements, arrangements or understandings with Parent or the Surviving Corporation. As of the date of this Schedule 14D-9, Parent has informed the company that none of the company’s current executive officers has entered into any such agreement, arrangement or understanding with Parent or its affiliates regarding employment with the Surviving Corporation other than as described above. Although it is possible that the company, Parent or the Surviving Corporation may enter into such employment, retention or consultancy agreements, arrangements or understandings with the company’s executive officers and certain other key employees, as of the date of this Schedule 14D-9, there can be no assurance that any parties will reach an agreement. Neither the Offer nor the Merger is conditioned upon any HD Supply executive officer or director entering into any agreement, arrangement or understanding with Parent.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second paragraph under the subsection titled “Background of the Offer”, appearing on page 13 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

“The HD Supply Board and senior management have regularly explored the company’s strategic options. In 2018, the HD Supply Board and senior management reviewed HD Supply’s strategic alternatives with the assistance of representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”) and Jones Day as financial and legal advisors, respectively. While no decision was made to pursue a sale or other strategic transaction at that time, the process involved outreach through Goldman Sachs to eight industry participants, including Home Depot and an industry participant we call “Party A” in this Schedule 14D-9. Two of these parties, but not Home Depot or Party A, entered into confidentiality agreements and received confidential information. No party ~~and discussions with respect to potential strategic transactions. None of those discussions resulted in any proposals to acquire HD Supply.~~ submitted a proposal for a strategic transaction involving HD Supply. The standstill provisions of the two confidentiality agreements HD Supply entered into in 2018 terminated upon the execution of a change-in-control agreement and expired prior to the process with Home Depot and Party A that resulted in the merger agreement.”

The 5th paragraph under the subsection titled “Background of the Offer”, appearing on page 13 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

“Following the announcement of the White Cap sale, HD Supply’s CEO and CFO reached out to representatives of Party A ~~another industry participant, which we will call “Party A”,~~ to inquire whether it would be interested in selling its facilities maintenance, repair and operations business, which we will call “MRO”, to HD Supply after the company completed the White Cap sale. Party A indicated that it did not desire to have discussions regarding such a transaction at that time.”

The 11th paragraph under the subsection titled “Background of the Offer”, appearing on page 14 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

“On October 23, 2020, the HD Supply Board met to determine whether to engage Goldman Sachs as financial adviser to HD Supply in connection with a potential sale of HD Supply to Home Depot or another party. Following discussions the HD Supply Board instructed management that HD Supply should engage Goldman Sachs~~,~~ given ~~it’s~~ the firm’s history with and knowledge of HD Supply, its participation in the 2018 strategic review and the process that resulted in the White Cap sale and its familiarity with the industry and general expertise.~~, HD Supply should engage Goldman Sachs.~~”

The 12th paragraph under the subsection titled “Background of the Offer”, appearing on page 14 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

“The HD Supply Board met on October 26, 2020 to review Home Depot’s proposal. Representatives of Goldman Sachs and Jones Day participated in the meeting. At the outset, representatives of Jones Day reviewed the fiduciary duties of the board of directors. Representatives of Goldman Sachs reviewed its preliminary financial analysis of Home Depot’s proposal, the status of discussions with Party A and information regarding the strategic priorities and financial resources of other companies in the industrial distribution industry that potentially could be interested ~~and other potential parties that might have an interest~~ at the level of value indicated by Home Depot. Following discussions, it was the HD Supply Board’s belief based in part on the process taken in 2018 and the information regarding other potentially interested parties reviewed by representatives of Goldman Sachs with the HD Supply Board that, except for Party A, it was ~~unlikely~~ not reasonably likely that any other party would make a ~~had the financial resources to offer a superior~~ proposal that would provide superior value or a comparable ~~the same~~ level of certainty of closing ~~to shareholders~~ as in Home Depot’s proposal. The HD Supply Board instructed management to reject Home Depot’s request for exclusivity, and instructed management and the advisors to explore the possibility of achieving a higher value ~~higher~~ than that proposed by Home Depot, either from Home Depot or from Party A.”

The 18th paragraph under the subsection titled “Background of the Offer”, appearing on page 15 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

“On October 31, 2020, HD Supply executed a confidentiality agreement with Party A and began providing financial and operational information. The standstill provisions in this confidentiality agreement terminated by their terms upon the entry by HD Supply into any agreement such as the merger agreement.”

The 22nd paragraph under the subsection titled “Background of the Offer”, appearing on page 15 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

“The HD Supply Board met later that day. Representatives of Goldman Sachs reviewed its preliminary financial analysis of the revised $56.00 per Share proposal~~, and again reviewed with the HD Supply Board other companies in the industrial distribution industry that might be interested~~ and information regarding the strategic priorities and financial resources of other companies to pursue ~~in~~ a transaction on terms more favorable than those proposed by Home Depot. The HD Supply Board ~~considered~~ determined, ~~that~~ based on, among other considerations, the fact that Party A’s indication of interest was meaningfully lower than the price proposed by Home Depot, ~~it was unlikely~~ the information regarding the strategic priorities and financial resources of other companies reviewed by Goldman Sachs and results of the 2018 strategic review process, that it was not reasonably likely that Party A or another party would propose a transaction more favorable than the ~~revised~~ enhanced Home Depot proposal. The HD Supply Board instructed management to continue to try to advance the Home Depot transaction, with a view to determining whether an actionable proposal could be delivered. After the meeting, representatives of Jones Day delivered a draft merger agreement to representatives of Wachtell Lipton.”

The 24th paragraph under the subsection titled “Background of the Offer”, appearing on page 16 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through).

“On November 15, 2020, Goldman Sachs provided to representatives of HD Supply a disclosure letter regarding certain of Goldman Sachs’ relationships with Home Depot which was discussed with representatives of Jones Day and ~~disclosed to~~ reviewed with the HD Supply Board at its meeting later that day ~~when the HD Supply Board met~~. The disclosure letter indicated that neither Goldman Sachs’ Investment Banking Division nor its Merchant Banking Division operating on the private side of Goldman Sachs’ information wall had a direct investment in Home Depot or HD Supply. The HD Supply Board met on November 15, 2020 to discuss the possible transaction with Home Depot. At the meeting, HD Supply’s management furnished its recommendation regarding the transaction, including that management recommended the transaction principally because it reduced the risk that HD Supply would be unable to generate substantially higher value to shareholders over the foreseeable future. Representatives of Jones Day then reviewed the directors’ fiduciary duties. They also reviewed the material terms of the transaction documents and the matters as to which the company’s directors or officers had interests that were in addition to or different from the interests of the Shareholders generally. Representatives of Goldman Sachs then reviewed its financial analysis of the transaction, after which Goldman Sachs then delivered such firm’s oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 15, 2020, that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the $56.00 in cash per Share to be paid to the holders (other than Home Depot and its affiliates) of Shares pursuant to the merger agreement was fair, from a financial point of view, to such holders. See “Opinion of Goldman Sachs & Co. LLC”. After discussion and review of the information presented at the meeting and at prior meetings, the HD Supply Board determined, taking into account the risks inherent in the Forecasts, that the $56.00 per Share cash price payable to the Shareholders in the Offer and the Merger was superior to a continuing investment in the company and that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of HD Supply and its Shareholders, declared it advisable to enter into the merger agreement, authorized and approved the execution, delivery and performance by HD Supply of the merger agreement and the consummation of the transactions contemplated thereby, and resolved to recommend that the Shareholders accept the Offer and tender their shares to Purchaser pursuant to the Offer.”

The 7th paragraph under the subsection titled “Reasons for the Recommendation”, appearing on page 17 of the Schedule 14D-9, is amended and restated as follows (new language underlined):

“Likelihood of Completion. The HD Supply Board’s belief that there was a reasonable likelihood that the Offer and the Merger would be completed based on, among other things, the terms of the merger agreement and advice from Jones Day.”

The second paragraph under the section titled “Certain Unaudited Prospective Financial Information”, appearing on page 18 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

“On an annual basis, HD Supply’s management prepares multi-year prospective financial information for internal management purposes and review with the HD Supply Board. This multi-year prospective financial information for the fiscal years 2020 through 2024 (the “Forecasts”) was used by the HD Supply Board in its evaluation of the $56 per Share to be received by the ~~holders of Shares~~ Shareholders in the Offer and the Merger and to enable Goldman Sachs to perform certain financial analyses in connection with its opinion to the HD Supply Board as described above under the heading “—Opinion of Goldman Sachs & Co. LLC.” ~~Certain non-public projected financial data relating to HD Supply for the fiscal years 2020 through 2024 was prepared by or at the direction of management of HD Supply (the “Forecasts”).~~ The Forecasts (other than Unlevered Free Cash Flow) were also provided to Home Depot in connection with its evaluation of a potential transaction in November 2020.~~, under the circumstances described in Item 4 under “Background and Reasons for the HD Supply Board’s Recommendation—Background of the Offer”.~~ As part of its ongoing annual preparation of multi-year prospective financial information, and not in connection with the evaluation of the Offer or the Merger, management further updated the Forecasts in November 2020 based on the most recent information available and shared this update with the HD Supply Board in connection with the regularly scheduled annual discussions to be held at the quarterly Board meeting on November 19, 2020. The updated Forecasts were not provided to Home Depot or Goldman Sachs ~~and~~ as these updated Forecasts only reflected immaterial changes ~~(a)~~ in forecasted revenue in fiscal years 2023 and 2024, together with the related impact to Adjusted EBITDA, and ~~(b)~~ in free cash flow in each forecasted period and the updated Forecasts were not incorporated into the financial analyses considered by the HD Supply Board, or created in connection with, the evaluation of the Offer or the Merger.”

The fifth paragraph and the immediately following table and footnotes under the section titled “Certain Unaudited Prospective Financial Information”, appearing on page 19 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

“The following is a summary of the Forecasts (based on a 52- or 53-week period ending on the Sunday nearest to January 31 ~~of~~ after the indicated year) provided to Home Depot (other than Unlevered Cash Flow):

(amounts in millions)	2020F		2021F	2022F	2023F	2024F(~~6~~7)
Net Sales(1)		$2,974	$3,284	$3,515	$3,730	$4,018
Adjusted EBITDA(1)(2)		$476	$552	$597	$643	$710
Capital Expenditures(1)		$(55)	$(65)	$(70)	$(74)	$(80)
Free Cash Flow(3)(4)		$503	$281	$324	$362	$416
Unlevered Free Cash Flow(1)(5)	$	~~387~~345	$315	$357	$392	$431
Net Debt(6)		$(353)	$266	$(58)	$(421)	$(837)

(1)	Net Sales, Adjusted EBITDA, Capital Expenditures and Unlevered Free Cash Flow for fiscal 2020 have been ~~restated~~ adjusted to ~~exclude the results of the~~ reflect the White Cap business as a discontinued operation.
(2)	Adjusted EBITDA is a non-GAAP financial measure which is calculated as earnings before interest expense, taxes, depreciation ~~&~~ and amortization, and is further adjusted to exclude loss on extinguishment of debt, restructuring costs, non-cash items and certain other adjustments.
(3)	Free Cash Flow includes the results of HD Supply’s White Cap business through October 19, 2020, the date of its disposition.
(4)	Free Cash Flow is a non-GAAP financial measure which is calculated as cash flow from operating activities less capital expenditures.
(5)	Unlevered Free Cash Flow is a non-GAAP financial measure, which is calculated as adjusted earnings before interest expense and taxes, less taxes, plus depreciation and amortization, less increases in net working capital, less capital expenditures.

(6)	Net Debt is a non-GAAP financial measure which is calculated as total debt before unamortized deferred financing costs and discounts, plus letters of credit and less cash and cash equivalents.

(~~6~~7)	Fiscal Year 2024 contains 53 weeks.

The following tables present individual line items to determine Free Cash Flow and Unlevered Cash Flow for each of the periods indicated below.

Adjusted EBITDA:

(amounts in millions)	2020F (1)	2021F	2022F	2023F	2024F
Net income from Continuing Operations	$199	$298	$328	$364	$421
Plus: Interest expense(2)	$66	$64	$63	$57	$40
Plus: Provision for income taxes(3)	$69	$104	$114	$127	$147
Plus: Depreciation and amortization	$68	$75	$80	$84	$90
Plus: Loss on extinguishment & modification of debt	$49	$–	$–	$–	$–
Plus: Restructuring and separation charges	$13	$–	$–	$–	$–
Plus: Stock-based compensation	$12	$11	$11	$11	$11

Adjusted EBITDA	$476	$552	$597	$643	$710

(1)	All figures for fiscal 2020 have been adjusted to reflect the White Cap business as a discontinued operation.
(2)	Reduction in interest expense to reflect the use of a portion of the net proceeds from the White Cap Disposition to prepay $524 million of the Term Loan Notes and terminate $500 million notional value of HD Supply’s interest rate swap agreement. Interest expense reduction includes cash interest and reduction in amortization of related deferred financing costs and discounts.
(3)	Statutory taxes calculated at combined annual federal and state tax rate of 25.8%, applied to Pre-tax income from continuing operations.

Unlevered Free Cash Flow:

(amounts in millions)	2020F (1)	2021F	2022F	2023F	2024F
Adjusted EBITDA(2)	$476	$552	$597	$643	$710
Less: Statutory taxes(3)	$(105)	$(123)	$(133)	$(144)	$(160)
Less: Capital expenditures	$(55)	$(65)	$(70)	$(74)	$(80)
Less: (Increase) / Decrease in net working capital	$29	$(48)	$(36)	$(33)	$(3)
Unlevered Free Cash Flow	$345	$315	$357	$392	$431

(1)	All figures for fiscal 2020 have been adjusted to reflect the White Cap business as a discontinued operation.
(2)	For individual line items to determine Adjusted EBITDA see above.
(3)	Statutory taxes calculated at combined annual federal and state tax rates of 25.8%, applied to Adjusted EBITDA less Depreciation and amortization.

Free Cash Flow:

(amounts in millions)	2020F (1)	2021F (1)	2022F (1)	2023F (1)	2024F (1)
Cash from Operating Activities	$573	$346	$394	$436	$496
Less: Capital expenditures	$(70)	$(65)	$(70)	$(74)	$(80)
Free Cash Flow	$503	$281	$324	$362	$416

(1)	All figures above include the results of the White Cap business through October 19, 2020, the date of its disposition.

The 10th paragraph under the section titled “Opinion of Goldman Sachs & Co. LLC”, appearing on page 23 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

“Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per Share. Goldman Sachs first calculated the implied enterprise values as of January 31, 2022, January 31, 2023 and January 31, 2024 by applying a range of illustrative multiples of enterprise value to next 12-months’ adjusted earnings before interest, taxes depreciation and amortization (which multiples are referred to as “EV/NTM Adj. EBITDA” for purposes of this section) of 11.0x to 13.0x to the adjusted earnings before interest, taxes, depreciation and amortization (referred to as “Adjusted EBITDA” for purposes of this section) ~~for each of the following full years~~, using the Forecasts, for the fiscal year ended January 31, 2023 ($597 million), the fiscal year ended January 31, 2024 ($643 million) and the fiscal year ended January 31, 2025 ($710 million), respectively. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the ~~current~~ enterprise value to NTM Adjusted EBITDA multiple~~s~~ for HD Supply based on IBES estimates of 12.3x as of November 13, 2020. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for HD Supply the applicable net debt of HD Supply, as provided by the management of HD Supply, as of January 31, 2022 ($266 million), January 31, 2023 (-$58 million) and January 31, 2024 (-$421 million), respectively, to derive illustrative equity values for HD Supply. Goldman Sachs then divided the range of illustrative equity values it derived by the applicable estimated number of fully diluted outstanding Shares of HD Supply as provided by the management of HD Supply, as of January 31, 2022, January 31, 2023 and January 31, 2024, respectively, to derive a range of illustrative future values per Share of $49.13 to $75.27. Goldman Sachs then discounted the illustrative implied future values per Share back to August 2, 2020, using an illustrative discount rate of 7.50%, reflecting an estimate of HD Supply’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $44.00 to $58.50 per Share, rounded to the nearest $0.25.”

The 11th paragraph under the section titled “Opinion of Goldman Sachs & Co. LLC”, appearing on page 23 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

“Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on HD Supply. Using discount rates ranging from 6.00% to 7.00%, reflecting estimates of HD Supply’s weighted average cost of capital, Goldman Sachs discounted to present value as of August 2, 2020 (i) estimates of unlevered free cash flow for HD Supply for the six months ended January 31, 2021 and the fiscal years ending January 31, 2022 through January 31, 2025, each as reflected in the Forecasts and (ii) a range of illustrative terminal values for HD Supply, which were calculated by applying an enterprise value multiple (EV / Adjusted EBITDA) range of 11.5x to 13.5x to terminal year Adjusted EBITDA, as reflected in the Forecasts, of $710 million (which implied perpetuity growth rates ranging from 0.2% to 2.0%). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgement and expertise, taking into account current and historical trading data and the current enterprise value to LTM Adjusted EBITDA multiples for HD Supply. Goldman Sachs derived ranges of illustrative enterprise values for HD Supply by adding the ranges of present values it derived above. Goldman Sachs then added to the ranges of illustrative enterprise values it derived for HD Supply the net cash of HD Supply, as provided by the management of HD Supply, of $532 million as of August 2, 2020 (which was adjusted on a pro forma bases for the sale of White Cap and share repurchases through October 31, 2020, as provided by the management of HD Supply), to derive a range of illustrative equity values for HD Supply. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Shares of HD Supply, as provided by the management of HD Supply to derive a range of illustrative present values per Share ranging from $51.00 to $59.75, rounded to the nearest $0.25.”

The 15th paragraph under the section titled “Opinion of Goldman Sachs & Co. LLC”, appearing on page 24 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

“Based upon its professional judgment and experience and the results above, Goldman Sachs selected a range of 9.8x to 12.9x Enterprise Value/LTM EBITDA multiples (representing the low and high values of the selected transactions) and applied such range to HD Supply’s fiscal year 2019 adjusted EBITDA of $538 million to calculate a range of illustrative enterprise values for HD Supply. Goldman Sachs then added to the range of illustrative enterprise values it derived for HD Supply, the amount of HD Supply’s net cash, as provided by the management of HD Supply, of $532 million as of August 2, 2020 (which was adjusted on a pro forma basis for the sale of White Cap and share repurchases through October 31, 2020, as provided by the management of HD Supply), to derive a range of illustrative equity values for HD Supply. Goldman Sachs then divided the range of illustrative equity values it derived by the applicable number of fully diluted outstanding Shares, as provided by the management of HD Supply, to derive a range of implied equity values per Share of $37.25 – $47.75, rounded to the nearest $0.25.”

The 16th paragraph under the section titled “Opinion of Goldman Sachs & Co. LLC”, appearing on page 24 and 25 of the Schedule 14D-9, is amended and restated as follows (new language underlined; deleted language struck through):

“Premia Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for the 408 all-cash acquisition transactions announced during the time period from 2016 through November 13, 2020 involving a U.S.-based public company as the target where the disclosed enterprise values for the transaction were above $500 million. For the entire period, using publicly available information, Goldman Sachs calculated the average and median premiums of the price paid in the transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. This analysis indicated a median premium of 21% across the period, an average premium of 29% across the period, a median premium of 25% since 2019, an average premium of 37% since 2019, a year to date median premium of 36% and a year to date average premium of 47%. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 20% to 35% to the undisturbed closing price per Share of $44.81 as of November 13, 2020 and calculated a range of implied equity values per Share of $53.75 to $60.50, rounded to the nearest $0.25.”

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The reference to “Arrangements with Current Executive Officers and Directors of the Company—Future Arrangements with Parent” in the section titled “Golden Parachute Compensation”, appearing on page 28 of the Schedule 14D-9, is hereby deleted and replaced with a reference to “Arrangements with Current Executive Officers and Directors of the Company—Future Arrangements”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HD SUPPLY HOLDINGS, INC.

By:	/s/ Evan J. Levitt
Name:	Evan J. Levitt
Title:	Senior Vice President, Chief Financial Officer and Chief Administrative Officer

Date: December 17, 2020